APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Forest & Flour
INCOME STATEMENT
01/01/2021 - 12/31/2021

Revenue

Category	Amount
Gross Receipts/Sales/Revenue	
Cash Back	967.58
Gross Receipts/Sales/Revenue	216,255.53
Interest Income	18.95
Other Income	429.02
Return And Allowances	-53.50

Total Revenue	217,617.58

Expenses

Category	Amount
Advertising	-11,328.57
Charitable Contributions	-2,219.86
Cleaning And Maintenance	-1,399.54
Contract Labor	-22,887.46
Cost Of Goods Sold	
Cost Of Goods Sold: Packaging/To Go	-1,108.10
Cost Of Goods Sold	-68,377.99
Insurance (Other Than Health)	-3,053.66
Legal And Professional Services	-4,205.95
Meals Expense	-775.27
Other Expenses	
Bank Fees	-40.38
Computer And Online Services	-3,026.23
Dues And Subscriptions	-1,082.95
Education	-386.46
Gifts	-135.25
Merchant Fees	-306.19
Office Expense	-8,854.30
Postage	-302.06

Research And Development	-741.15
Telephone And Internet	-4,674.76
Uniforms	-682.02
Unverified Expense	-942.40
Utilities	-3,357.44
Other Expenses	-12.50
Other Interest	
Interest Expense	-1,514.36
Rent/Occupancy Of Other Business Property	-28,919.96
Repairs And Maintenance	-504.69
Salaries And Wages	
Payroll Fees	-199.44
Payroll Tax Expense	-1,015.67
Salaries And Wages	-76,236.07
Taxes And Licenses	
Licensing And Permits	-2,505.21
Taxes And Licenses	-2,581.18
Travel Expense	-323.04
Vehicle/Auto Expenses	
Gas/Fuel	-6,665.52
Vehicle/Auto Expenses	-4,257.56

Total Expenses	-264,623.19

Net Income / (Loss)	-47005.61

Forest & Flour
BALANCE SHEET
12/31/2021

Assets

Category	Amount
Cash	
********5457	50.00
********5465	651.09
General Checking	2,766.63
Payroll	354.53
Business Money Market	70,000.86
Team Building / Ed Stipend	50.00
Reserve	500.00
Property, Plant, And Equipment	
Kitchen Equipment	4,124.93
Office Equipment	7,269.44
Property, Plant, And Equipment	5,948.80
Accumulated Depreciation Personal Property	-292.55
Real Estate Improvements	
Leasehold Improvements	11,884.00
Other Loans/Receivables	
Security Deposits	25,000.00

Total Assets	128,307.73

Liabilities

Category	Amount
Chase - CC ▨▨▨	5,134.69
Y. MARK DAVIS	0.00
Y. DAVIS	0.00
YU LING MARK DAVIS - ▨▨▨	2,785.86
Citi -CC ▨▨▨	2,910.85
AMEX - CC ▨▨▨	90.38
Other Bank Loans Nonrecourse	
Loan: Mainvest	30,926.00

Loan: Working Solutions	36,641.32
Other Loans Nonrecourse	
Loan: Sba Eidl	77,518.60
Other Liability	
Tracking Transfers	-2,844.47

Total Liabilities	153,163.23

Equity

Category	Amount
Additional Paid In Capital	
Ca Relief Grant	5,030.00
Additional Paid In Capital	50,000.00
Partner Capital	
Owners Cash Contribution	48,343.44
Owners Cash Distributions	-75,591.48
Retained Earnings	-1,452.92
Current Earnings	-51,184.54

Total Equity	-24,855.50

Liabilities + Equity	128307.73

Income Statement		
01/01/2020 - 12/31/2020		
Revenue		
Gross Receipts/Sales/Revenue		
Cash Back	$1,721.28	
Gross Receipts/Sales/Revenue	$171,557.52	
Return And Allowances	($60.00)	
Total	$173,218.80	
Expenses		
Advertising	($1,041.28)	
Charitable Contributions	($1,889.86)	
Cleaning And Maintenance	($1,240.00)	
Contracted Labor	($5,963.25)	
Cost Of Goods Sold		
Cost Of Goods Sold: Packaging/To Go	($6,674.49)	
Cost Of Goods Sold	($48,075.43)	
Employee Benefit Programs	($543.82)	
Insurance (Other Than Health)	($625.07)	
Legal And Professional Services	($6,581.44)	
Meals Expense	($3,402.47)	
Other Expenses		
Bank Fees	($53.00)	
Computer And Online Services	($1,732.92)	
Dues And Subscriptions	($2,767.70)	
Education	($9,139.28)	
Gifts	($349.38)	
Merchant Fees	($2,456.98)	
Office Expense	($17,562.67)	
Postage	($307.05)	
Research And Development	($2,352.29)	
Telephone And Internet	($3,182.24)	
Utilities	($4,931.38)	
Other Interest		
Interest Expense	($2,262.72)	
Rent/Occupancy Of Other Business Property	($17,700.00)	
Repairs And Maintenance	($1,490.41)	
Salaries And Wages	($23,764.15)	
Supplies		
Supplies Expense	($1,947.27)	
Taxes And Licenses	($3,317.47)	
Travel Expense	($1,662.81)	

Vehicle/Auto Expenses		
Gas/Fuel	($3,048.46)	
Vehicle/Auto Expenses	($3,553.12)	
Total	($179,618.41)	
## Net Income / (Loss)		
Total	($6,399.61)	

These financial statements are not audited, reviewed, or compiled and, accordingly, no opinion or assurance is expressed on these statements. These financial statements are not a full set of financial statements and instead reflect transaction activity based on the information provided by the company.

Selected Information—Substantially All Disclosures Required by the Tax Basis of Accounting Are Omitted.

The statements are prepared on the income tax basis of accounting which is the basis the entity uses to prepare its tax returns. Certain non-cash activity, such as depreciation expense, is recorded only at year end when the income tax return is prepared. The monthly statements do not include those expenses unless the statements are for last month of the fiscal year-end.

Forest & Flour
BALANCE SHEET
12/31/2020

Assets

Category	Amount
Cash	
********▨▨	0.00
********▨▨	0.00
General Checking	41,167.55
Payroll	0.00
Business Money Market	0.00
Team Building / Ed Stipend	0.00
Reserve	0.00
Property, Plant, And Equipment	
Kitchen Equipment	4,124.93
Office Equipment	5,456.47
Accumulated Depreciation Personal Property	-292.55

Total Assets	50,456.40

Liabilities

Category	Amount
Chase - CC x▨▨	1,557.98
Y. MARK DAVIS	0.00
Y. DAVIS	0.00
YU LING MARK DAVIS -▨▨	0.00
Citi -CC x▨▨	1,282.47
AMEX - CC x▨▨	127.56
Other Bank Loans Nonrecourse	
Loan: Mainvest	30,926.00
Loan: Working Solutions	39,549.10
Other Loans Nonrecourse	
Loan: Sba Eidl	17,833.00

Total Liabilities	91,276.11

Equity

Category	Amount
Partner Capital	
Owners Cash Contribution	32,949.33
Owners Cash Distributions	-72,316.12
Retained Earnings	-2,679.49
Current Earnings	1,226.57

Total Equity	-40,819.71
Liabilities + Equity	50456.40

These financial statements are not audited, reviewed, or compiled and, accordingly, no opinion or assurance is expressed on these statements. These financial statements are not a full set of financial statements and instead reflect transaction activity based on the information provided by the company.
Selected Information—Substantially All Disclosures Required by the Tax Basis of Accounting Are Omitted.

The statements are prepared on the income tax basis of accounting which is the basis the entity uses to prepare its tax returns. Certain non-cash activity, such as depreciation expense, is recorded only at year end when the income tax return is prepared. The monthly statements do not include those expenses unless the statements are for last month of the fiscal year-end.

I, _Yu Ling Mark Davis_____, certify that:

1. The financial statements of Soturi Fitness and Nutrition included in this Form are true and complete in all material respects; and
2. The tax return information of Soturi Fitness and Nutrition included in this Form reflects accurately the information reported on the tax return for Soturi Fitness and Nutrition for the fiscal years ended 2021 and 2020 (most recently available as of the Date of this Form C).

Signature

DocuSigned by:

Yu Ling Mark Davis

C35AFD4AD78E426...

Name: Yu Ling Mark Davis

Title: Founder